

Mail Stop 4561

November 6, 2015

Sam Yagan
Chief Executive Officer
Match Group, Inc.
8300 Douglas Avenue, Suite 800
Dallas, TX 75225

> **Re: Match Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 2, 2015**
> **File No. 333-207472**

Dear Mr. Yagan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated October 29, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited pro forma combined financial statements, page 52

1.   Please disclose in greater detail the nature of the $500.0 million of Match Notes as identified in footnote (f) on page 60. In this regard, please clarify whether the $500.0 million will be considered a distribution or dividend to IAC since the underlying Notes were IAC's obligation. Expand your footnote to describe the reasons for the issuance of these notes and equity adjustment posted to your pro forma financial statements.

Quantitative and qualitative disclosures about market risk, page 92

2.   We note your risk factor disclosure on page 34 that borrowings under the credit agreement will be at variable rates of interest and will expose you to interest rate risk. Please tell us your consideration of providing disclosure related to this interest rate

risk. Refer to Item 305 of Regulation S-K. Alternatively, such disclosure describing the interest rate terms can be provided in your Pro forma long-term debt table on page 91.

Note 9 – Subsequent Events, page F-19

3.   Please tell us your consideration of disclosing your new Term Loan Facility as a subsequent event. Refer to FASB ASC 855-10-50-2.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Andrew J. Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz